Exhibit 99.6
Notice to ASX/LSE

Notice of dividend currency exchange rates – 2020 interim dividend

11 September 2020

On 29 July 2020, Rio Tinto announced an interim dividend of 155.00 US cents per share for the half year ended 30 June 2020, with Rio Tinto Limited shareholders to be paid 216.47 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid 119.74 pence per ordinary share.

American Depositary Receipt (ADR) holders receive dividends in US dollars as announced on 29 July 2020.

The currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the interim dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the interim dividend in Australian dollars are the currency exchange rates applicable on 10 September 2020, being five business days prior to the dividend payment date.

This announcement confirms the currency exchange rates applicable for the 2020 interim dividend for shareholders who have made a currency election:

Declared 2020 interim dividend	Exchange rate	Dividend per share following currency election
216.47 Australian cents	0.56662	122.66 British pence
119.74 British pence	1.76485	211.32 Australian cents

The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 17 September 2020.

Contacts media.enquiries@riotinto.com riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.